Edesa Biotech, Inc.
100 Spy Court
Markham, Ontario, Canada L3R 5H6

March 4, 2020

United States Securities and Exchange Commission
Attention: Ada D. Sarmento
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: Edesa Biotech, Inc. (the “Company”)
Registration Statement on Form S-1 (the “Registration Statement”)
File Number 333-236608

Dear Ms. Sarmento:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 P.M. on Friday, March 6, 2020, or as soon thereafter as practicable.

Very truly yours,

EDESA BIOTECH, INC.

By:	/s/ Kathi Niffenegger
Name: Kathi Niffenegger
Title: Chief Financial Officer